Exhibit 21

Subsidiaries of the Registrant

The following is a list of the Registrant’s subsidiaries (all of which are 100% owned):

State or Other Jurisdiction
of Incorporation

MATEC EFO Corp.	Massachusetts
Matec International, Inc.	Massachusetts
MEKontrol, Inc.	Massachusetts
MTCI, Inc.	Delaware
Old MAS, Inc.	Delaware
Valpey-Fisher Corporation	Massachusetts